     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           NEW ERA OF NETWORKS, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                             NEEL ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                                  SYBASE, INC.
                        (NAMES OF FILING PERSON-OFFEROR)
                            ------------------------

                                 COMMON STOCK,
                          PAR VALUE $0.0001 PER SHARE
                (INCLUDING THE ASSOCIATED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   644312-100
                          (CUSIP NUMBER OF SECURITIES)

                            ------------------------

                                 DANIEL R. CARL
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                  SYBASE, INC.
                              6475 CHRISTIE AVENUE
                              EMERYVILLE, CA 94608
                                 (510) 922-3500
       (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER OF PERSON
  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                            ------------------------

                                   COPIES TO:
                             LARRY W. SONSINI, ESQ.
                             MICHAEL KENNEDY, ESQ.
                               MICHAEL DORF, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                                   ONE MARKET
                            SPEAR TOWER, SUITE 3300
                            SAN FRANCISCO, CA 94105
                                 (415) 947-2000
                            ------------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------------
                    $250,775,345.....................  $50,155
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

 * Estimated for purposes of calculating the amount of the filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based upon (a) $6.28, the average of the high and low price per share of New Era of Networks, Inc. common stock on March 14, 2001 as reported on the NASDAQ National Market multiplied by (b) the maximum number of shares of New Era of Networks, Inc. common stock estimated to be received by Sybase or cancelled pursuant to the exchange offer and subsequent merger.

** One-fiftieth of 1% of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $62,694                        Filing Party: Sybase, Inc.
Form or Registration No.: Form S-4                     Date Filed: March 15, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule TO relates to the commencement of an offer by Sybase, Inc., a Delaware corporation ("Sybase"), through its wholly-owned subsidiary, Neel Acquisition Corp., a Delaware corporation ("Merger Sub"), to exchange each issued and outstanding share of common stock, par value $0.0001 per share (the "NEON Shares") of New Era of Networks, Inc., a Delaware corporation ("NEON"), for shares of common stock, par value $0.001 per share (the "Sybase Shares"), of Sybase based on the exchange ratio described in the Prospectus referenced below.

     The offer is made pursuant to an Agreement and Plan of Reorganization, dated as of February 20, 2001, by and among Sybase, Merger Sub and NEON which contemplates the merger of Merger Sub with and into NEON (the "Merger"). Sybase has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the Sybase Shares to be issued to stockholders of NEON in the Offer (as defined below) and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are Exhibits (a)(1) and (a)(2) hereto. The Prospectus and the Letter of Transmittal as either may be amended or supplemented from time to time, together constitute the "offer."

     All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Sybase, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

     Information is disclosed to security holders in a prospectus meeting the requirements Rule 421(d) of the Securities Act of 1933.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 (a)(1)   Prospectus relating to the Sybase Shares to be issued in the
          Offer and the Merger (incorporated by reference from
          Sybase's Registration Statement on Form S-4 filed on March
          15, 2001).
 (a)(2)   Form of Letter of Transmittal (incorporated by reference
          from exhibit 99.1 to Sybase's Registration Statement on Form
          S-4 filed on March 15, 2001).
 (a)(3)   Form of Notice of Guaranteed Delivery (incorporated by
          reference from exhibit 99.2 to Sybase's Registration
          Statement on Form S-4 filed on March 15, 2001).
 (a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees (incorporated by reference from exhibit 99.3 to Sybase's Registration Statement on Form S-4 filed on March 15, 2001).
 (a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees
          (incorporated by reference from exhibit 99.4 to Sybase's
          Registration Statement on Form S-4 filed on March 15, 2001).
 (a)(6)   Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9 (incorporated by reference
          from exhibit 99.5 to Sybase's Registration Statement on Form
          S-4 filed on March 15, 2001).
 (a)(7)   Press release of Sybase, dated February 21, 2001
          (incorporated by reference to Sybase's Form 425 filed
          February 21, 2001).
 (d)(1)   Agreement and Plan of Reorganization, dated as of February
          20, 2001, by and among Sybase, NEON and Neel Acquisition
          Corp. (incorporated by reference from exhibit 2.1 to
          Sybase's Registration Statement on Form S-4 filed on March
          15, 2001).
 (d)(2)   Form of Stockholder Agreement dated as of February 20, 2001, between Sybase and certain NEON stockholders (incorporated by reference from Exhibit 2.2 to Sybase's Registration
          Statement on Form S-4 filed on March 15, 2001).
 (d)(3)   Amended New Era of Networks Change of Control Severance
          Agreement between NEON and George F. Adam, Jr., dated
          February 20, 2001 (incorporated herein by reference to
          Exhibit 10.14 to NEON's Annual Report on Form 10-K for the
          fiscal year ended December 31, 2000).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 (d)(4)   Amended New Era of Networks Change of Control Severance
          Agreement between NEON and Patrick Fortune, dated February
          16, 2001 (incorporated herein by reference to Exhibit 10.15 to NEON's Annual Report on Form 10-K for the fiscal year
          ended December 31, 2000).
 (d)(5)   Amended New Era of Networks Change of Control Severance
          Agreement between NEON and Frederick T. Horn, dated February
          16, 2001 (incorporated herein by reference to Exhibit 10.17 to NEON's Annual Report on Form 10-K for the fiscal year
          ended December 31, 2000).
 (d)(6)   Amended New Era of Networks Change of Control Severance
          Agreement between NEON and Peter Hoversten, dated February
          19, 2001.
 (d)(7)   Amendment to New Era of Networks Change of Control Severance
          Agreement between NEON and Leonard Goldstein, dated February
          16, 2001.
 (d)(8)   Amendment to New Era of Networks Change of Control Severance
          Agreement between NEON and Stephen E. Webb, dated February
          16, 2001 (incorporated herein by reference to Exhibit 10.16 of NEON's Annual Report on Form 10-K for the fiscal year
          ended December 31, 2000).
 (d)(9)   Change of Control Severance Agreement between NEON and Franz
          Koepper, dated January 30, 2001 (incorporated herein by
          reference to Exhibit 10.18 to NEON's Annual Report on Form
          10-K for the fiscal year ended December 31, 2000).
(d)(10)   Employment and Non-Competition Agreement between Sybase and
          George F. Adam, Jr., dated February 20, 2001.
(d)(11)   Employment and Non-Competition Agreement between Sybase and
          Patrick Fortune, dated February 20, 2001.
(d)(12)   Employment and Non-Competition Agreement between Sybase and
          Frederick T. Horn, dated February 20, 2001.
(d)(13)   Employment and Non-Competition Agreement between Sybase and
          Peter Hoversten, dated February 20, 2001.
(d)(14)   Amendment 1 to the Sybase Employment and Non-Solicitation
          Agreement between Sybase and George F. Adam, Jr., dated
          February 16, 2001.
(d)(15)   Amendment 1 to the Employment and Non-Solicitation Agreement
          between Sybase and Patrick Fortune, dated February 16, 2001.
(d)(16)   Amendment 1 to the Employment and Non-Solicitation Agreement
          between Sybase and Frederick T. Horn, dated February 16,
          2001.
(d)(17)   Amendment 1 to the Employment and Non-Solicitation Agreement
          between Sybase and Peter Hoversten, dated February 19, 2001.
(d)(18)   Form of Change of Control Severance Agreement as entered
          into between NEON and each of George F. (Rick) Adam, Jr.,
          Patrick J. Fortune, Stephen E. Webb and Frederick T. Horn
          (incorporated herein by reference to Exhibit 10.13 of NEON's
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 2000).
(d)(19)   Employment Agreement between Dr. Franz Koepper and SCI
          Consulting AG dated January 1, 1998 (incorporated herein by reference to Exhibit 10.19 of NEON's Annual Report on Form
          10-K for the fiscal year ended December 31, 2000).
(d)(20)   Amendment 2000/2001 to the Employment Agreement between Dr.
          Franz Koepper and SCI Consulting AG dated December 24, 2000
          (incorporated herein by reference to Exhibit 10.20 of NEON's
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 2000).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3.

     Not applicable

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2001                     NEEL ACQUISITION CORP.

                                          By:   /s/ PIETER VAN DER VORST
                                            ------------------------------------
                                            Name: Pieter Van der Vorst
                                            Title: Chief Financial Officer,
                                              Director

                                          SYBASE, INC.

                                          By:        /s/ TERESA CHUH
                                            ------------------------------------
                                            Name: Teresa Chuh
                                            Title: Assistant Secretary

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(a)(1)   Prospectus relating to Sybase Shares to be issued in the
         Offer and the Merger (incorporated by reference from
         Sybase's Registration Statement on Form S-4 filed on March
         15, 2001).
(a)(2)   Form of Letter of Transmittal (incorporated by reference
         from exhibit 99.1 to Sybase's Registration Statement on Form
         S-4 filed on March 15, 2001).
(a)(3)   Form of Notice of Guaranteed Delivery (incorporated by
         reference to exhibit 99.2 from Sybase's Registration
         Statement on Form S-4 filed on March 15, 2001).
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees (incorporated by reference from exhibit 99.3 to Sybase's Registration Statement on Form S-4 filed on March 15, 2001).
(a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees
         (incorporated by reference from exhibit 99.4 to Sybase's
         Registration Statement on Form S-4 filed on March 15, 2001).
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9 (incorporated by reference
         from exhibit 99.5 to Sybase's Registration Statement on Form
         S-4 filed on March 15, 2001).
(a)(7)   Press release of Sybase, dated February 21, 2001
         (incorporated by reference to Sybase's Form 425 filed
         February 21, 2001).
(d)(1)   Agreement and Plan of Reorganization, dated as of February
         20, 2001, by and among Sybase, NEON and Neel Acquisition
         Corp. (incorporated by reference from exhibit 2.1 to
         Sybase's Registration Statement on Form S-4 filed on March
         15, 2001).
(d)(2)   Stockholder Agreement dated as of February 20, 2001, between
         Sybase and the stockholders listed on the signature page
         thereto (incorporated by reference from Exhibit 2.2 to
         Sybase's Registration Statement on Form S-4 filed on March
         15, 2001).
(d)(3)   Amended New Era of Networks Change of Control Severance
         Agreement between NEON and George F. Adam, Jr., dated
         February 20, 2001 (incorporated herein by reference to
         Exhibit 10.14 to NEON's Annual Report on Form 10-K for the
         fiscal year ended December 31, 2000).
(d)(4)   Amended New Era of Networks Change of Control Severance
         Agreement between NEON and Patrick Fortune, dated February
         16, 2001 (incorporated herein by reference to Exhibit 10.15 to NEON's Annual Report on Form 10-K for the fiscal year
         ended December 31, 2000).
(d)(5)   Amended New Era of Networks Change of Control Severance
         Agreement between NEON and Frederick T. Horn, dated February
         16, 2001 (incorporated herein by reference to Exhibit 10.17 to NEON's Annual Report on Form 10-K for the fiscal year
         ended December 31, 2000).
(d)(6)   Amended New Era of Networks Change of Control Severance
         Agreement between NEON and Peter Hoversten, dated February
         19, 2001.
(d)(7)   Amendment to New Era of Networks Change of Control Severance
         Agreement between NEON and Leonard Goldstein, dated February
         16, 2001.
(d)(8)   Amendment to New Era of Networks Change of Control Severance
         Agreement between NEON and Stephen E. Webb, dated February
         16, 2001 (incorporated herein by reference to Exhibit 10.16 of NEON's Annual Report on Form 10-K for the fiscal year
         ended December 31, 2000).
(d)(9)   Change of Control Severance Agreement between NEON and Franz
         Koepper, dated January 30, 2001 (incorporated herein by
         reference to Exhibit 10.18 to NEON's Annual Report on Form
         10-K for the fiscal year ended December 31, 2000).
(d)(10)  Employment and Non-Competition Agreement between Sybase and
         George F. Adam, Jr., dated February 20, 2001.
(d)(11)  Employment and Non-Competition Agreement between Sybase and
         Patrick Fortune, dated February 20, 2001.
(d)(12)  Employment and Non-Competition Agreement between Sybase and
         Frederick T. Horn, dated February 20, 2001.

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(d)(13)  Employment and Non-Competition Agreement between Sybase and
         Peter Hoversten, dated February 20, 2001.
(d)(14)  Amendment 1 to the Sybase Employment and Non-Solicitation
         Agreement between Sybase and George F. Adam, Jr., dated
         February 16, 2001.
(d)(15)  Amendment 1 to the Employment and Non-Solicitation Agreement
         between Sybase and Patrick Fortune, dated February 16, 2001.
(d)(16)  Amendment 1 to the Employment and Non-Solicitation Agreement
         between Sybase and Frederick T. Horn, dated February 16,
         2001.
(d)(17)  Amendment 1 to the Employment and Non-Solicitation Agreement
         between Sybase and Peter Hoversten, dated February 19, 2001.
(d)(18)  Form of Change of Control Severance Agreement as entered into between NEON and each of George F. (Rick) Adam, Jr.,
         Patrick J. Fortune, Stephen E. Webb and Frederick T. Horn
         (incorporated herein by reference to Exhibit 10.13 of NEON's
         Annual Report on Form 10-K for the fiscal year ended
         December 31, 2000).
(d)(19)  Employment Agreement between Dr. Franz Koepper and SCI
         Consulting AG dated January 1, 1998 (incorporated herein by reference to Exhibit 10.19 of NEON's Annual Report on Form
         10-K for the fiscal year ended December 31, 2000).
(d)(20)  Amendment 2000/2001 to the Employment Agreement between Dr.
         Franz Koepper and SCI Consulting AG dated December 24, 2000
         (incorporated herein by reference to Exhibit 10.20 of NEON's
         Annual Report on Form 10-K for the fiscal year ended
         December 31, 2000).

                                                                      SCHEDULE I

                      INFORMATION CONCERNING DIRECTORS AND
                       EXECUTIVE OFFICERS OF SYBASE, INC.

     Directors and Executive Officers. The following table sets forth the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Sybase. Except as indicated below, the business address of each such person is Sybase, Inc., 6475 Christie Avenue, Emeryville, California 94608.

                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
      NAME AND BUSINESS ADDRESS        AGE               AND FIVE-YEAR EMPLOYMENT HISTORY
      -------------------------        ---    ------------------------------------------------------
John S. Chen.........................   44    Mr. Chen has been Chairman, President and Chief
                                              Executive officer of Sybase, Inc. since November 1998.
                                              From February through November 1996, he served as
                                              co-Chief Executive Officer. Mr. Chen joined Sybase in
                                              August 1997 as Chief Operating Officer and served in
                                              that capacity until February 1998. From March 1995 to
                                              July 1997, Mr. Chen was President of the Open
                                              Enterprise Computing Division, Siemens Nixdort, a
                                              computer and electronics company, and Chief Executive
                                              Officer and Chairman of Siemens Pyramid, a subsidiary
                                              of Siemens Nixdorf. He has also served as a Board
                                              member of Beyond. com since March 1999.
Alan B. Salisbury....................   62    Dr. Salisbury has served as a director since July
                                              1993. He is also a member of the Audit Committee. From
                                              April 1993 through August 1998, he served as President
                                              and General Manager of Learning Tree International
                                              USA, Inc., a provider of advanced technology and
                                              technical management training. Since August 1998, he
                                              has served as Chairman of Learning Tree International
                                              USA, Inc. Between June 1991 and April 1993, Dr.
                                              Salisbury served as Executive Vice President and Chief
                                              Operating Officer of Microelectronics and Computer
                                              Technology Corp., an information technology research
                                              and development consortium. From November 1984 through
                                              September 1987, Dr. Salisbury served as the Commanding
                                              General of the U.S. Army Information Systems
                                              Engineering Command. Dr. Salisbury is also a director
                                              of TelePad Corp., Template Software, Inc. and Learning
                                              Tree International.
Linda K. Yates.......................   37    Ms. Yates is a founder of Strategos, an international
                                              strategy consulting firm, where she served as Chief
                                              Executive Officer from January 1995 through August
                                              1999. Ms. Yates currently serves in various advisory
                                              and board roles with approximately 10 Silicon Valley
                                              start-ups. Prior to founding Strategos in 1995, Ms.
                                              Yates spent six years with the Mac Group/Gemini
                                              Consulting where she served as Vice President and head
                                              of the West Coast from 1992 to 1994.

                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
      NAME AND BUSINESS ADDRESS        AGE               AND FIVE-YEAR EMPLOYMENT HISTORY
      -------------------------        ---    ------------------------------------------------------
Richard C. Alberding.................   69    Mr. Alberding has served as a director since September
                                              1993. He is also a member of the Compensation
                                              Committee. Mr. Alberding served as an Executive Vice
                                              President of Hewlett-Packard Company, an electronics
                                              and computer manufacturer, before retiring from the
                                              company in 1991. He had served in various management
                                              positions with HP beginning in 1958. Mr. Alberding is
                                              also a director of Digital Microwave Corp, Paging
                                              Network Inc., JLK Direct Distribution, Inc.,
                                              Kennametal, Inc., Walker Interactive Systems, and
                                              PCTEL Inc.
L. William Krause....................   57    Mr. Krause has served as a director since February
                                              1995. He is also a member of the Compensation
                                              Committee. Mr. Krause has been President of LWK
                                              Ventures, a private investment company, since November
                                              1998. Prior to that, beginning in October 1991, he
                                              served as President, Chief Executive Officer and
                                              director of Storm Technology, Inc., a provider of
                                              computer peripherals and software for digital imaging
                                              which filed for protection under the Federal
                                              Bankruptcy Laws in November 1998. He is also a
                                              director of Pinnacle Systems, Inc. and Ramp Networks,
                                              Inc.
Robert P. Wayman.....................   54    Mr. Wayman has served as a director since July 1995.
                                              He is also a member of the Audit Committee. Mr. Wayman
                                              has been Chief Financial Officer of Hewlett-Packard
                                              Company, a computer and electronics company, since
                                              1984, and its Executive Vice President, Finance and
                                              Administration since 1992. He is also a director of HP
                                              and CNF Inc., and is the current Chairman, Private
                                              Sector Council and member of the Kellogg Advisory
                                              Board to Northwestern University School of Business.
Cecilia Claudio......................   45    Ms. Claudio has served as a director since November
                                              1999. Ms. Claudio has been Senior Vice President and
                                              Chief Information Officer of Farmers Group, Inc., a
                                              large automobile and home insurance company, since
                                              1998. From 1994 to 1997, she was a faculty member of
                                              Harvard School of Public Health. Ms. Claudio has also
                                              held various senior management positions at Anthem
                                              Blue Cross/Blue Shielf, Harvard Pilgrim Health Care,
                                              Xerox Corporation, The Gap Inc. and Olivetti
                                              (Worldwide).
Eric L. Miles........................   53    Mr. Miles has served as Senior Vice President and
                                              General Manager of the Business Intelligence Division
                                              since December 1998. Between December 1997, when he
                                              joined Sybase, and December 1998, he was Senior Vice
                                              President, Product Operations. From November 1995
                                              until he joined Sybase, Mr. Miles served as Vice
                                              President, Product Development at Informix
                                              Corporation.

                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
      NAME AND BUSINESS ADDRESS        AGE               AND FIVE-YEAR EMPLOYMENT HISTORY
      -------------------------        ---    ------------------------------------------------------
Raj Nathan...........................   46    Dr. Nathan has served as Senior Vice President and
                                              General Manager of the Internet Applications Division
                                              since December 1998. Joining Sybase in November 1997,
                                              he served as Senior Vice President, Corporate Program
                                              Office until December 1998. From May through November
                                              1997, he served as President and Chief Executive
                                              Officer of Siemens Pyramid, and held a number of
                                              executive positions with Siemens Pyramid prior to
                                              that.
Terry Stepien........................   41    Mr. Stepien has served as President of iAnywhere
                                              Solutions, a wholly-owned subsidiary of Sybase since
                                              March 1999. From September 1996 to March 1999, he was
                                              Vice President and General Manager, Mobile and
                                              Embedded Computing Division. From September 1996 to
                                              September 1998, he served as Vice President, Marketing
                                              for Database Products. Mr. Stepien was Vice President,
                                              Marketing for Workplace Database Products from
                                              February 1995 to September 1996.
Pieter van der Vorst.................   45    Mr. Van der Vorst has served as Vice President and
                                              Chief Financial Officer since January 1999. Between
                                              November 1997 and January 1999, he served as Corporate
                                              Controller, and prior to that, he served as Vice
                                              President, Tax and Corporate Accounting beginning in
                                              April 1997. Mr. Van der Vorst has held various other
                                              positions since joining Sybase in 1991.
Pamela J. George.....................   54    Ms. George has served as Vice President of Corporate
                                              Marketing since April 1999. Prior to that she was Vice
                                              President of Corporate Communications at Maxager
                                              Technology, beginning in December 1997. From October
                                              1991 through October 1995, Ms. George was Director of
                                              Corporate Communications for Cisco Systems.
Daniel R. Carl.......................   47    Mr. Carl has served as Vice President, General Counsel
                                              and Secretary since April 1999. Immediately prior to
                                              that, he served as Director of European Legal Affairs,
                                              beginning in January 1997. Mr. Carl has been a Vice
                                              President of Sybase since May 1996, and served as
                                              Associate General Counsel from 1992 to April 1999.
Martin J. Healy......................   37    Mr. Healy has served as Vice President and Corporate
                                              Controller since January 1999. Between January 1997
                                              and January 1999, he served as Vice President,
                                              Intercontinental Operations. Mr. Healy was Director of
                                              Finance, Asia (excluding Japan) from January 1994 to
                                              December 1997, and prior to that held various
                                              positions within the Company's finance organization.
                                              Before joining Sybase in 1989, Mr. Healy was Financial
                                              Reporting Manager at WordStar International.
Nita C. White-Ivy....................   53    Ms. White-Ivy has served as Vice President of Human
                                              Resources since March 1998. Prior to that, she was a
                                              human resources consultant to Sybase beginning in
                                              January 1998. Before joining Sybase, she was with
                                              Siemens Pyramid, serving as Vice President of
                                              Worldwide Human Resources from February 1994 to
                                              October 1997.